UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
DSW INC.
(Name of Issuer)
Class A Common Shares, without par value
(Title of Class of Securities)
23334L102
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
1800 Moler Road
Columbus, Ohio 43207
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 9, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐

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CUSIP No.	23334L102

1	NAMES OF REPORTING PERSONS: SEI, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		1,292,900

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,292,900

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,292,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON:

	CO

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CUSIP No.	23334L102
ITEM 1. Security and Issuer
     This Schedule 13D relates to the Class A Common Shares, without par value (the “Class A Common Shares”), of DSW Inc., an Ohio corporation (the “Company”), whose principal executive offices are located at 810 DSW Drive, Columbus, Ohio 43219.
ITEM 2. Identity and Background
     (a) SEI, Inc. (f/k/a Retail Ventures, Inc.), a Nevada corporation.
     (b) 1800 Moler Road, Columbus, Ohio 43207
     (c) Not applicable.
     (d) Criminal convictions: Not applicable.
     (e) Civil proceedings: Not applicable.
     (f) Citizenship: Not applicable.
ITEM 3. Source and Amount of Funds or Other Consideration
     SEI, Inc. (f/k/a Retail Ventures, Inc.) used cash of $15,244,154.86, inclusive of brokerage commissions, to acquire 1,292,900 shares of the Class A Common Stock of the Company.
ITEM 4. Purpose of Transaction
     SEI, Inc. (f/k/a Retail Ventures, Inc.), purchased an aggregate of 1,292,900 shares of the Class A Common Stock of the Company. Jay L. Schottenstein is a director and Chairman of SEI, Inc., 69.9% of whose common stock is owned by trusts of which Mr. Schottenstein is a Trustee or Trust Advisor.
     Mr. Schottenstein evaluates each of his investments, including the Company and the Class A Common Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation Mr. Schottenstein may, from time to time, acquire additional Class A Common Shares, continue to own Class A Common Shares or dispose of Class A Common Shares at any time, in the open market or otherwise, may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Mr. Schottenstein reserves the right, based on all relevant factors and circumstances, to change his investment intent with respect to the Company and the Class A Common Shares at any time in the future, and to change his intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as

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CUSIP No.	23334L102
to his future course of action, Mr. Schottenstein will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to Mr. Schottenstein, any contractual obligations to which Mr. Schottenstein is now or may in the future become subject, including in respect of the financing of his ownership of the Class A Common Shares or otherwise relating to his investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares and other investment alternatives. From time to time Mr. Schottenstein may enter into discussions with the Company and/or third parties, concerning his holdings of the Class A Common Shares and possible future extraordinary transactions involving Mr. Schottenstein and the Company and such third persons. There can be no assurance as to whether Mr. Schottenstein will take any action with respect to his ownership of the Class A Common Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Class A Common Shares or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or Mr. Schottenstein, the terms of any transaction, or the timing or certainty of any transaction.
ITEM 5. Interest in Securities of the Issuer
(a)	Amount Beneficially Owned: 1,292,900 shares; Percent of Class: 7.9%

(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,292,900 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 1,292,900 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares
(c)	Transactions effected during the past 60 days:

Date	Shares Purchased	Purchase Price
10/06/08	148,800	$11.56*
10/07/08	154,500	$12.48*
10/08/08	466,700	$12.24*
10/09/08	186,900	$11.49*
10/10/08	336,000	$11.00*

*	Represents weighted average purchase price.
     (d) Another’s right to receive dividends: Not applicable

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CUSIP No.	23334L102
(e)	Date ceased to be a 5% owner: Not applicable
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
ITEM 7. Material to Be Filed as Exhibits
     None.

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CUSIP No.	23334L102
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI, INC.
DATED: October 15, 2008	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein, Chairman